Exhibit 99.2

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

F-1

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF

FINANCIAL POSITION AS OF OCTOBER 31, 2025

	Note	April 30, 2025	October 31, 2025	October 31, 2025
		SGD	SGD	USD
ASSETS
Non-current assets
Property, plant and equipment	4	605,554	671,936	516,397
Financial assets at fair value through profit or loss	5	440,888	446,137	342,866
Total non-current assets		1,046,442	1,118,073	859,263

Current assets
Deferred initial public offering costs	6	1,049,720	-	-
Trade and other receivables	7	1,457,596	3,944,416	3,031,369
Loans to third parties	8	-	1,853,221	1,424,240
Contract assets	9	4,192,619	3,898,992	2,996,459
Cash and cash equivalents	10	759,891	2,099,709	1,613,671
Total current assets		7,459,826	11,796,338	9,065,739

Total assets		8,506,268	12,914,411	9,925,002

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital*	11	86,585	86,639	66,584
Share premium	12	-	6,802,972	5,228,229
Merger reserve	12	1,199,999	1,199,999	922,225
Foreign currency translation reserve	12	5,838	4,750	3,650
Other reserve	12	(1,846,763)	(1,846,763)	(1,419,276)
Retained earnings/(Accumulated losses)		1,153,886	(355,847)	(273,476)
Total equity attributable to owners of the Company		599,545	5,891,750	4,527,936

Non-current liabilities
Borrowings	13	1,835,882	1,734,959	1,333,353
Deferred tax liabilities	14	68,224	68,224	52,432
Total non-current liabilities		1,904,106	1,803,183	1,385,785

Current liabilities
Borrowings	13	500,982	923,082	709,408
Trade and other payables	15	5,329,376	3,675,400	2,824,624
Contract liabilities	9	153,113	383,406	294,656
Income tax payable		19,146	237,590	182,593
Total current liabilities		6,002,617	5,219,478	4,011,281

Total liabilities		7,906,723	7,022,661	5,397,066

Total equity and liabilities		8,506,268	12,914,411	9,925,002

* Giving retroactive effect to reflect the reorganization and issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED

OCTOBER 31, 2024 AND 2025

	Note	October 31, 2024	October 31, 2025	October 31, 2025
		SGD	SGD	USD

Revenue	16	7,279,839	6,951,990	5,342,753
Cost of sales		(6,083,081)	(6,501,394)	(4,996,460)
Gross profit		1,196,758	450,596	346,293

Operating expenses:
Distribution costs		(56,405)	(115,812)	(89,004)
Administrative expenses		(924,987)	(1,609,805)	(1,237,170)
Impairment loss on financial assets	17	(5,087)	67,972	52,238
		(986,479)	(1,657,645)	(1,273,936)

Income/(Expense) from operations		210,279	(1,207,049)	(927,643)

Other income/(expenses):
Finance costs	18	(34,808)	(77,981)	(59,930)
Other income	19	22,681	56,962	43,776
		(12,127)	(21,019)	(16,154)

Profit/(Loss) before income tax		198,152	(1,228,068)	(943,797)
Income tax expense	21	(1,404)	(281,665)	(216,465)
Profit/(Loss) for the period		196,748	(1,509,733)	(1,160,262)

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(1,750)	(1,088)	(845)
Total comprehensive income/(loss) attributable to equity owners of the Company		194,998	(1,510,821)	(1,161,107)

Earnings per share attributable to owners of the Company
Basic and diluted earnings per share*		0.01	(0.04)	(0.03)

	October 31, 2024	October 31, 2025

Weighted average number of ordinary shares used in computing basic and diluted earnings*	33,350,000	34,058,424

* Giving retroactive effect to reflect the reorganization and issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF

CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED OCTOBER 31, 2024 AND 2025

	Share capital*	Share premium	Merger reserve	Foreign currency translation reserve	Other reserve	Retained earnings/ (Accumulated losses)	Total equity attributable to owners of the Company
	SGD	SGD	SGD	SGD	SGD	SGD	SGD

Balance at May 1, 2024	86,585	-	999,999	(1,140)	(1,846,763)	2,710,906	1,949,587
Profit for the period	-	-	-	-	-	196,748	196,748
Other comprehensive income
Exchange differences on translating foreign operations	-	-	-	(1,750)	-		(1,750)
Total comprehensive income attributable to equity owners of the Company	-	-	-	(1,750)	-	196,748	194,998
Dividend paid (Note 29)	-	-	-	-	-	(500,000)	(500,000)
Balance at October 31, 2024	86,585	-	999,999	(2,890)	(1,846,763)	2,407,654	1,644,585

Balance at May 1, 2025	86,585	-	1,199,999	5,838	(1,846,763)	1,153,886	599,545
Loss for the period	-	-	-	-	-	(1,509,733)	(1,509,733)
Other comprehensive income
Exchange differences on translating foreign operations	-	-	-	(1,088)	-	-	(1,088)
Total comprehensive loss attributable to equity owners of the Company	-	-	-	(1,088)	-	(1,509,733)	(1,510,821)
Proceeds from issuance of IPO shares, net of expenses of SGD1,779,843 (USD1,367,847)	54	6,802,972	-	-	-	-	6,803,026
Balance at October 31, 2025	86,639	6,802,972	1,199,999	4,750	(1,846,763)	(355,847)	5,891,750

Balance at October 31, 2025 (USD)	66,584	5,228,229	922,225	3,650	(1,419,276)	(273,476)	4,527,936

* Giving retroactive effect to reflect the reorganization and issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2024 AND 2025

	Note	October 31, 2024	October 31, 2025	October 31, 2025
		SGD	SGD	USD

Cash flows from operating activities
Profit/(Loss) before income tax		198,152	(1,228,068)	(943,797)

Adjustments for:
Fair value changes on financial assets at fair value through profit or loss		(7,681)	(5,249)	(4,034)
Unrealized foreign exchange difference		10,851	1,952	1,500
Depreciation of property, plant and equipment	4	54,996	24,587	18,896
Finance costs	18	34,808	77,981	59,930
Interest income	19	-	(31,204)	(23,981)
Allowance for expected credit losses for trade and other receivables and contract assets		5,087	-	-
Reversal for expected credit losses for trade and other receivables and contract assets	17	-	(67,972)	(52,238)
Operating cash flows before working capital changes		296,213	(1,227,973)	(943,724)

Changes in working capital:
Contract assets		787,261	311,744	239,582
Trade and other receivables		(40,830)	(2,466,970)	(1,895,920)
Trade and other payables		(470,720)	(493,008)	(378,886)
Contract liabilities		(506,549)	230,293	176,985
Cash generated from/(used in) operations		65,375	(3,645,914)	(2,801,963)
Income tax paid		(30,005)	(33,216)	(25,527)
Net cash generated from/(used in) operating activities		35,370	(3,679,130)	(2,827,490)

Cash flows from investing activities
Payment of initial public offering costs		(149,535)	(378,400)	(290,808)
Purchase of property, plant and equipment		-	(20,431)	(15,702)
Loans to third parties		-	(1,821,680)	(1,400,000)
Net cash (used in)/generated from investing activities		(149,535)	(2,220,511)	(1,706,510)

Cash flows from financing activities
Proceeds from bank borrowings		-	1,127,043	866,157
Repayment of bank borrowings		(252,558)	(932,784)	(716,864)
Repayment of lease liabilities		(16,131)	(21,601)	(16,601)
Proceeds from issuance of IPO shares		-	7,666,801	5,892,100
Dividend paid		(200.000)	(600,000)	(461,113)
Net cash (used in)/generated from financing activities		(468,689)	7,239,459	5,563,679

Net change in cash and cash equivalents		(582,854)	1,339,818	1,029,679
Cash and cash equivalents at beginning of period		1,868,461	759,891	583,992
Cash and cash equivalents at end of period	10	1,285,607	2,099,709	1,613,671

F-5

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2024 AND 2025

A reconciliation of liabilities arising from financing activities as follows:

		Principal and			Non-cash changes
	May 1, 2025	interest payment	Capitalization of new lease	Proceeds	Interest expenses	October 31, 2025
	SGD	SGD		SGD	SGD	SGD

Bank borrowings	1,827,409	(932,784)	-	1,127,043	69,764	2,091,432
Lease liabilities	509,455	(21,601)	70,538	-	8,217	566,609

		Principal and	Non-cash changes	October 31,
	May 1, 2024	interest payment	Interest expenses	2024
	SGD	SGD	SGD	SGD

Bank borrowings	1,119,444	(252,558)	29,171	896,057
Lease liabilities	528,585	(16,131)	5,637	518,091

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-6

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Overview

Magnitude International Ltd (the “Company”) is incorporated in Cayman Islands on 25 October 2024 and its registered office at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The principal place of business of the Company is 27 Woodlands Industrial Park E1 #03-15 (Lobby B) Hiangkie Industrial Building Singapore 757718.

These unaudited interim condensed consolidated financial statements comprise the Company and its subsidiaries (the “Group”).

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are disclosed below.

The details of its subsidiaries are as follows:

		Percentage of effective ownership
Name of subsidiary		held by the Company
(Country of incorporation and principal place of business)	Principal activities	April 30, 2025	October 31, 2025

Elec Power Ltd (“Elec”)	Investment holding	100%	100%
(British Virgin Islands)

BNL Engineering Private Limited (“BNL”) (Singapore)	Provision of electrical installation and licensing services for greenfield electrical installation projects	100%	100%

Herlin Pte. Ltd. (“Herlin”) (Singapore)	Provision of electrical installation and licensing services for brownfield electrical installation projects	100%	100%

Organization and reorganization

In order to facilitate the Company’s initial public offering, the Company completed a series of reorganization transactions (the “Reorganization”), whereby, each of the operating and holding entities under the controlling shareholder’s common control before and after the Reorganization, were ultimately contributed to the Company.

On October 25, 2024, the Company was incorporated in the Cayman Islands with limited liability and the initial 1 share was transferred to Mr. Lim Say Wei (“Mr. Lim”) on the same date.

On November 21, 2024, Mr. Lim transferred the 1 share to his nominee BVI Co, XJL International Ltd. The initial authorized share capital of the Company is currently 500,000,000 Shares of a par value of US$0.001 each.

On December 12, 2024, Elec was incorporated in the BVI with limited liability. Elec is authorized to issue a maximum of 50,000 shares of a single class each with a par value of US$1.00.

On December 12, 2024, the Company subscribed for, and Elec allotted and issued to it 1 share for cash at par.

On December 27, 2024, Mr. Lim’s nominee BVI Co, XJL International Ltd., Beyond Merchant Limited, KeyStone Builders Group Limited, Kingkey Holdings (International) Limited, Canningale Investments Limited and SwiftBuild Solutions Group Limited subscribed for 762,998; 49,000; 49,000; 45,000; 45,000 and 49,000 Shares respectively for US$15,260, US$9,800, US$9,800, US$9,000, US$9,000 and US$9,800 in cash, representing approximately 76.30%, 4.90%, 4.90%, 4.50%, 4.50% and 4.90% of the issued share capital of the Company respectively.

F-7

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Overview (Continued)

On January 10, 2025, Mr. Lim’s nominee XJL transferred 2.7%/27,000 of the issued share capital of Magnitude to Ms. Cheng, an independent third party for cash at par value. The shares are resale shares and is permitted to resale from time to time. Ms. Cheng had, at the time of acquiring Ordinary Shares from XJL International Ltd, agreed to assist the Company to expand its business in Southeast Asia after the Company’s initial public offering as well as to introduce customers to the Company for diversification of its customer base.

On January 10, 2025, Mr. Lim’s nominee XJL transferred 3.0%/30,000 of the issued share capital of Magnitude to Mr. Chi, an independent third party for cash at par value. Those shares are restricted shares for selling from time to time.

On February 20, 2025, Mr. Lim’s nominee XJL transferred 3.4%/34,000 of the issued share capital of the Company to Mr. Choo, an independent third party for cash at US$18,000.

On March 19, 2025, Mr. Lim and the Company entered into a reorganization agreement pursuant to which Mr. Lim transferred his shares in Herlin and BNL to Elec in consideration of the Company allotting and issuing 1 Share to Mr. Lim’s nominee BVI Co, XJL International Ltd credited as fully paid.

Following such allotment and issue, the Company was held by Mr. Lim’s nominee BVI Co, XJL International Ltd, Beyond Merchant Limited, KeyStone Builders Group Limited, Kingkey Holdings (International) Limited, Canningale Investments Limited and SwiftBuild Solutions Group Limited, Ms. Cheng, Mr. Chi and Mr. Choo as to 672,000; 49,000; 49,000; 45,000; 45,000, 49,000, 27,000, 30,000 and 34,000 shares respectively, representing approximately 67.20%, 4.90%, 4.90%, 4.50%, 4.50%, 4.90%, 2.70%, 3% and 3.40% of the issued share capital of the Company.

On May 27, 2025, for purposes of recapitalization in anticipation of the initial public offering, the Company amended its memorandum of association to effect a 1:40 forward share split and changed the authorized share capital to USD500,000 divided into 20,000,000,000 ordinary shares with a par value of USD0.000025 each. Concurrently, XJL International Ltd, Beyond Merchant Limited, KeyStone Builders Group Limited, Kingkey Holdings (International) Limited, Canningale Investments Limited, SwiftBuild Solutions Group Limited, Ms. Cheng, Mr. Chi and Mr. Choo surrendered 4,468,800, 325,850, 325,850, 299,250, 299,250, 325,850, 179,550, 199,500 and 226,100 ordinary shares to the Company respectively. After the recapitalization, their respective shareholdings are 22,411,200, 1,634,150, 1,634,150, 1,500,750, 1,500,750, 1,634,150, 900,450, 1,000,500 and 1,133,900. There was no change in the shareholders’ respective ownership percentages following the recapitalization.

The Reorganization was completed on March 19, 2025. Through the Reorganization, the Company became the holding company of the subsidiaries comprising the Group. As the Group were under the same control of the ultimate controlling party, Mr. Lim, accordingly, the financial statements are prepared on a consolidated basis by applying the principles of common control as if the Reorganization had been completed at the beginning of the first reporting period.

On August 12, 2025, the Company completed its initial public offering. In this offering, the Company issued 1,650,000 ordinary shares at a price of USD4.00 per share. The Company received gross proceeds in the amount of US$6,600,000 before deducting any underwriting discounts or expenses. The ordinary shares began trading on August 12, 2025 on the Nasdaq Capital Market under the ticker symbol “MAGH”.

There have been no other significant changes in the nature of these activities during the financial period ended October 31, 2025 and October 31, 2024, other than above.

2.	Material accounting policy information

2.1	Basis of preparation

The unaudited interim condensed consolidated financial statements of the Company do not include all the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for a complete set of financial statements. Certain information and footnote disclosures, which are normally included in audited consolidated financial statements prepared in accordance with IFRS, have been condensed or omitted pursuant to Article 10 of Regulations S-X. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, in normal recurring nature, as necessary to present a fair statement of the Company’s statement of financial position as at October 31, 2024, and the statement of profit or loss and comprehensive income, changes in equity and cash flows for the six months ended October 31, 2024 and 2025.

The unaudited interim results of operations are not necessarily indicative of the operating results for the full fiscal year or any future periods. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as of and for the year ended April 30, 2024 and 2025, and related notes included in the audited consolidated financial statements.

F-8

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.1	Basis of preparation (Continued)

The preparation of unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

In the current year, the Group has adopted all the new and revised IFRS and Interpretations of IFRS that are relevant to its operations and effective for annual periods beginning on or after May 1, 2025. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and Interpretations of IFRS. The adoption of these new or amended IFRS and Interpretations of IFRS did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

IFRS and Interpretations of IFRS issued but not yet effective

At the date of authorization of these financial statements, certain IFRS and Interpretations of IFRS were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Group does not intend to early adopt any of the above new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the aforementioned revised/new standards will not have a material impact on the financial statements of the Group and Company in the period of their initial adoption.

2.2	Revenue

Revenue from provision of electrical works and installation services and ad hoc services in the ordinary course of business is recognized when the Group satisfies a performance obligation by transferring control of an asset to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised goods. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Group does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Specifically, the Group uses a five-step approach to recognize revenue:

● Step 1: Identify the contract(s) with a client

● Step 2: Identify the performance obligations in the contract

● Step 3: Determine the transaction price

● Step 4: Allocate the transaction price to the performance obligations in the contract

● Step 5: Recognize revenue when (or as) the Group satisfies a performance obligation

A performance obligation may be satisfied at a point in time or over time.

F-9

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.2	Revenue (Continued)

Revenue from provision of electrical works and installation services

The Group generally acts as the main electrical contractor in providing a range of greenfield and brownfield electrical works and installation services through fixed price contracts in private and public housing sectors including condominium, residual flats and bungalows, commercial and mixed development typed properties. The asset is created over time during the contract period, and it is accounted for as a single performance obligation that is satisfied over time. This is because the performance creates or enhances an asset that the customer controls as the asset is created or enhanced, and the performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

Revenue is recognized over time using input method by reference to the Group’s progress towards completing the electrical works and installation services. The measure of progress is determined based on the proportion of contract costs incurred to date to the estimated total contract costs. Costs incurred that are not related to the contract or that do not contribute towards satisfying a performance obligation are excluded from the measure of progress and instead are expensed as incurred.

The period between the transfer of the promised services and customer payment may exceed one year. For such contracts, there is no significant financing component present as the payment terms is an industry practice to protect the customer from the performing entity’s failure to adequately complete some or all of its obligations under the contract. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

Revenue from construction contracts are also adjusted with variations to the contracts claimable from customers, as well as liquidated damages due to delays or other causes, payable to customers.

Estimates of revenues, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in the profit or loss in the period in which the circumstances that give rise to the revision become known by management.

The customer is invoiced on a milestone payment schedule with a credit term of 35 days. If the value of the goods transferred by the Group exceeds the payments, a contract asset is recognized. If the payments exceed the value of the goods transferred, a contract liability is recognized.

For costs incurred in fulfilling the contract which are within the scope of another IFRS, these have been accounted for in accordance with those other IFRSs. If these are not within the scope of another IFRS, the Group will capitalise these as contract costs assets only if (a) these cost related directly to a contact or an anticipated contract which the Group can specifically identify; (b) these costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (c) these costs are expected to be recovered. Otherwise, such costs are recognized as an expense immediately.

Capitalized contract costs are subsequently amortized on a systematic basis as the Group recognizes the related revenue over time. An impairment loss is recognized in the profit or loss to the extent that the carrying amount of capitalized contract costs exceeds the expected remaining consideration less any directly related costs not yet recognized as expenses.

Revenue from ad-hoc services

Ad-hoc services includes various types of electrical addition and alteration works that are generally completed within 30 days, revenue from which is recognized at a point in time when control of the asset has been transferred to its customer, being when the customer has accepted the services in accordance with the sales contract or the Group has objective evidence that all criteria for acceptance have been satisfied. There is no element of significant financing component in the Group’s revenue transaction as customers are required to pay with a credit term of 30 days from the invoice date.

F-10

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.3	Basis of consolidation

Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the unaudited interim condensed consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

Non-controlling interests comprise the portion of a subsidiary’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the consolidated statements of profit or loss and other comprehensive income, statements of changes in equity, and statements of financial position. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

Common control

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the consolidated financial statements of the Group are a continuation of the acquired entities and is accounted for as follows:

●	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the financial statements;

●	The Group will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

●	No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve.

Acquisition

The acquisition method of accounting is used to account for business combinations entered by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The excess of (a) the consideration transferred over the (b) fair value of the identifiable net assets acquired is recorded as goodwill, if any.

F-11

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.3	Basis of consolidation (Continued)

Disposals

When a change in the Group’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in profit or loss.

Transactions with non-controlling interests

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiary are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

2.4	Convenience translation

Translations of amounts in the unaudited interim condensed consolidated statement of financial position, unaudited interim condensed consolidated statement of profit or loss and other comprehensive income, and unaudited interim condensed consolidated statement of cash flows from Singapore Dollar (“S$” or “SGD”) into United States Dollar (“US$” or “USD”) as of and for the period ended October 31, 2025 are solely for the convenience of the reader and were calculated at the noon middle rate of US$1 - S$1.301 as of October 31, 2025, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

2.5	Foreign currency translations and balances

Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the Company and its subsidiary incorporated in BVI is USD, and the operating subsidiaries incorporated in Singapore is SGD. The unaudited interim condensed consolidated financial statements are presented in SGD, which is the reporting currency of the Company.

Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

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MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.5	Foreign currency translations and balances (Continued)

Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii) income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii) all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

2.6	Property, plant and equipment

All items of property, plant and equipment are initially recorded at cost. Subsequent to recognition, property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property, plant and equipment.

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Useful lives
Leasehold property	35 years
Office equipment	5 years
Furniture and fittings	5 years
Renovation	5 years
Motor vehicles	5 years
Computer software	2 years
Computer	1 year
Testing equipment	1 year

Fully depreciated assets are retained in the financial statements until they are no longer in use and no further change for depreciation is needed in respect of these assets.

The residual value, useful lives and depreciation method are reviewed at the end of each reporting period, and adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognized.

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MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.7	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, (or, where applicable, when an annual impairment testing for an asset is required), the Group makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Impairment losses are recognized in profit or loss.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized previously. Such reversal is recognized in profit or loss.

2.8	Financial instruments

Financial assets

Initial recognition and measurement

Financial assets are recognized when, and only when the entity becomes party to the contractual provisions of the instruments.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Trade receivables are measured at the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third party, if the trade receivables do not contain a significant financing component at initial recognition.

Subsequent measurement

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortized cost, fair value through other comprehensive income (“FVOCI”) and FVPL.

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Financial assets are measured at amortized cost using the effective interest method, less impairment. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired, and through the amortization process.

Debt instruments that are held for trading as well as those that do not meet the criteria for classification as amortized cost or FVOCI are classified as FVPL. Movement in fair values and interest income is recognized in the period in which it arises and presented in “other income and expenses, net”.

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MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.8	Financial instruments (Continued)

Financial assets (Continued)

Subsequent measurement (Continued)

Derecognition

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debts instruments is recognized in profit or loss.

Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus in the case of financial liabilities not at FVPL, net of directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortization process.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired. On derecognition, the difference between the carrying amounts and the consideration paid is recognized in profit or loss.

2.9	Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a “12-month ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a “lifetime ECL”).

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

F-15

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.9	Impairment of financial assets (Continued)

The Group considers a financial asset in default when contractual payments are 60 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

2.10	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand which are subject to an insignificant risk of changes in value.

2.11	Provisions

General

Provisions are recognized when the Group has a present obligation (legal or constructive) where, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Onerous contract

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as a provision. However, before a separate provision for an onerous contract is established, the Group recognizes any impairment loss that has occurred on assets dedicated to that contract. An onerous contract is a contract under which the unavoidable costs (i.e., the costs that the Group cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it.

Defect liability

If the Group has a contractual commitment to rectify defect works for its construction contract during the defect liability period. A provision is recognized at the balance sheet date for expected defect costs based on historical experience of the level of defects.

2.12	Government grants

Government grants are recognized as a receivable when there is reasonable assurance that the grant will be received and all attached conditions will be complied with.

When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, the fair value is recognized as deferred income on the statement of financial position and is recognized as income in equal amounts over the expected useful life of the related asset.

F-16

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.13	Borrowing costs

All borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss in the period in which they are incurred.

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the reporting date. When an entity breaches an undertaking under a long-term loan agreement on or before the reporting date with the effect that the liability becomes payable on demand, the liability is classified as current, even if the lender has agreed, after the reporting date and before the authorization of the financial statements for issue, not to demand payment as a consequence of the breach. The liability is classified as current because, at the reporting date, the entity does not have an unconditional right to defer its settlement for at least twelve months after that date.

Where the entity expects, and has the discretion, to re-finance or roll over an obligation for at least 12 months after the reporting period under an existing loan facility with the same lender, the liability is classified as non-current.

2.14	Employee benefits

Defined contribution plan

The Group makes contributions to the Central Provident Fund scheme in Singapore, a defined contribution pension scheme. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

2.15	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities representing the obligations to make lease payments and right-of-use assets representing the right to use the underlying leased assets.

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and- the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment. The accounting policy for impairment is disclosed in Note 2.7.

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MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.15	Leases (Continued)

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group’s lease liabilities are presented in Note 12.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

2.16	Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Current income taxes are recognized in profit or loss except to the extent that the tax relates to items recognized outside profit or loss, either in other comprehensive income or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences at the end of the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

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MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.16	Taxes (Continued)

Deferred tax (Continued)

Deferred tax assets shall be recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized, unless:

(a)	the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that: is not a business combination; or at the time of transaction, affects neither accounting profit nor taxable profit (tax loss); and at the time of transaction, does not give rise to equal taxable and deductible temporary differences; and

(b)	in respect of deductible temporary differences associated with interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Goods and Service Tax (“GST”)

Revenues, expenses and assets are recognized net of the amount of sales tax except:

(i)	where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

(ii)	receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

2.17	Share capital

Proceeds from issuance of ordinary shares are recognized as share capital in equity. Incremental costs directly attributable to the issuance of ordinary shares are deducted against share capital.

2.18	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted-average number of ordinary shares outstanding during the period, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to owner of the Company and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

2.19	Dividends

Equity dividends are recognized when they become legally payable. Interim dividends are recorded in the year in which they are declared payable. Final dividends are recorded in the year in which the dividends are approved by the shareholder.

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MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (Continued)

2.20	Related parties

A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Group if that person:

(i)	has control or joint control over the Group;
(ii)	has significant influence over the Group; or
(iii)	is a member of the key management personnel of the Group or of a parent of the Company.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	the entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).
(ii)	one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).
(iii)	both entities are joint ventures of the same third party.
(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity.
(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. If the Group is itself such a plan, the sponsoring employers are also related to the Group.
(vi)	the entity is controlled or jointly controlled by a person identified in (a).
(vii)	a person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).
(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

2.21	Segment reporting

Operating segment is reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segment.

3.	Significant accounting judgements and estimates

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

3.1	Judgments made in applying accounting policies

Management is of the opinion that there are no significant judgements made in applying accounting estimates and policies that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year.

3.2	Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Group based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

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MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting judgements and estimates (Continued)

3.2	Key sources of estimation uncertainty (Continued)

Revenue recognition from provision of electrical works and installation services

The Group recognizes contract revenue and contract costs from provision of electrical works and installation services for construction projects using input method, based on the actual costs incurred by the Group to date compared with the total budgeted costs for the project to estimate the revenue recognized during the period. The estimated total contract costs are based on contracted amounts, and in respect of amounts not contracted for, management’s estimates of the amounts to be incurred taking into consideration historical trends of the amounts incurred and adjusted for any price fluctuations during the year, where applicable. Notwithstanding that management reviews and revises the estimates of both revenue and total contract costs as the contract progresses, the actual outcome of the contract in terms of its total revenue and costs may be higher or lower than the estimates and this will affect the revenue and profit recognized.

Management reviews the construction contracts for foreseeable losses whenever there is an indication that the estimated contract revenue is lower than the estimated total contract costs. The carrying amounts of contract assets and contract liabilities arising from provision electrical works and installation services are disclosed in Note 9.

Provision for expected credit losses (“ECL”) of trade receivables and contract assets

The Group uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust historical credit loss experience with forward-looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

The carrying amounts of the Group’s trade receivables and contract assets as at April 30, 2025 and October 31, 2025 are disclosed in Note 7 and 9 respectively.

F-21

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	Property, plant and equipment

	Leasehold property	Renovation	Computer software	Computer	Office equipment	Furniture and fittings	Motor vehicles	Testing equipment	Total	Total
	SGD	SGD	SGD	SGD	SGD	SGD	SGD	SGD	SGD	USD

Cost:
Balance at May 1, 2024	680,000	123,360	46,421	7,153	203,377	77,556	83,600	4,808	1,226,275	942,418
Additions	-	-	-	-	19,077	395	-	-	19,472	14,964
Disposal	-	-	-	-	-	-	(30,800)	-	(30,800)	(23,670)
Write-off	-	-	-	-	(17,300)	-	-	-	(17,300)	(13,295)
Balance at April 30, 2025	680,000	123,360	46,421	7,153	205,154	77,951	52,800	4,808	1,197,647	920,417
Additions	-	-	-	-	15,969	-	75,000	-	90,969	69,912
Balance at October 31, 2025	680,000	123,360	46,421	7,153	221,123	77,951	127,800	4,808	1,288,616	990,329

Accumulated depreciation
Balance at May 1, 2024	90,998	108,135	25,451	7,153	193,119	67,647	55,829	4,808	553,140	425,100
Depreciation	19,854	15,225	20,970	-	10,088	9,310	10,237	-	85,684	65,850
Disposal	-	-	-	-	-	-	(29,431)	-	(29,431)	(22,618)
Write-off	-	-	-	-	(17,300)	-	-	-	(17,300)	(13,296)
Balance at April 30, 2025	110,852	123,360	46,421	7,153	185,907	76,957	36,635	4,808	592,093	455,036
Depreciation	9,927	-	-	-	6,584	230	7,846	-	24,587	18,896
Balance at October 31, 2025	120,779	123,360	46,241	7,153	192,491	77,187	44,481	4,808	616,682	473,932

Carrying amount
Balance at April 30, 2025	569,148	-	-	-	19,247	994	16,165	-	605,554	465,381

Balance at October 31, 2025	559,221	-	-	-	28,632	764	83,319	-	671,936	516,397

Leasehold property with carrying amount of SGD559,221 (April 30, 2025: SGD569,148) is mortgaged to secure bank borrowings (Note 13).

Right-of-use assets acquired under leasing arrangements are presented together with the owned assets of the same class. Details of such leased assets are disclosed in Note 13.

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MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5.	Financial assets at fair value through profit or loss

	April 30, 2025	October 31, 2025	October 31, 2025
	SGD	SGD	USD
Keyman life insurance policy, at fair value
At beginning of year	439,817	440,888	338,832
Increase in fair value through other profit or loss	18,358	5,249	4,034
Foreign exchange adjustment	(17,287)	-	-
At end of year/period	440,888	446,137	342,866

On December 10, 2018 and November 20, 2023, the Group entered into life insurance policies with an insurance company to insure against the death or diagnosis of a terminal illness of a director. Under the policies, the basic sum assured is USD500,000 and USD750,000 respectively. The contracts will be terminated on the occurrence of the earliest of the death of the key management personnel insured or other terms pursuant to the contracts. The Group may request a surrender of the contracts after the free look period and receive cash back based on the cash value at the date of withdrawal.

The keyman life insurance policy is pledged to bank to secure banking facilities granted to the Group (Note 13).

This policy is recorded in the financial statements at fair value, represented by the total cash surrender value of the contract stated in the annual statement of this policy (level 3).

The currency profile of the Group’s financial assets at FVPL at the end of the reporting date are denominated in United States Dollar.

6.	Deferred initial public offering (“IPO”) costs

IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering. These costs include professional fees that are directly attributable to the preparation of the Group’s proposed SEC filing such as legal fees, counsel fees, consulting fees, and related costs.

As of April 30, 2025, the accumulated deferred IPO cost was SGD1,049,720 (USD805,856).

As of October 31, 2025, the accumulated deferred IPO cost have been charged to and deducted against proceeds from new issuance shares.

F-23

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.	Trade and other receivables

	April 30, 2025	October 31, 2025	October 31, 2025
	SGD	SGD	USD
Trade receivables
- Third parties	996,732	1,834,082	1,409,531
Less: Allowance for expected credit losses	(49,855)	-	-
	946,877	1,834,082	1,409,531
Other receivables
- Shareholders	81,796	81,533	62,660
- Third parties	448,261	404,866	311,148
Less: Allowance for expected credit losses	(398,607)	(398,607)	(306,338)
Deposits	211,404	208,041	159,884
Prepayments	167,865	1,814,501	1,394,484
	510,719	2,110,334	1,621,838

Total trade and other receivables	1,457,596	3,944,416	3,031,369

Trade receivables are unsecured, non-interest bearing and are generally settled within 35 days (April 30, 2025: 35 days) credit terms.

Other receivables from shareholders represents proceeds from issuance of share capital of the Company as disclosed in Note 1. The amount is expected to be settled upon completion of the reorganization.

The movement in allowance for expected credit losses of trade and other receivables computed based on lifetime ECL was as follows:

	April 30, 2025	October 31, 2025	October 31, 2025
	SGD	SGD	USD
Trade receivables
At beginning of financial year	59,582	49,855	38,315
Reversal	(9,727)	(49,855)	(38,315)
At end of financial year/period	49,855	-	-

Other receivables
At beginning and end of financial year/period	398,607	398,607	306,338

F-24

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	Loans to third parties

	April 30, 2025	October 31, 2025	October 31, 2025
	SGD	SGD	USD
Loans to third parties	-	1,853,221	1,424,240

Loans to third parties are unsecured, maturity by August 13, 2026, and have an effective interest rate of 8% per annum.

9.	Contract assets/liabilities

	April 30, 2025	October 31, 2025	October 31, 2025
	SGD	SGD	USD

Contract assets	4,210,736	3,898,992	2,996,459
Less: loss allowance	(18,117)	-	-
	4,192,619	3,898,992	2,996,459

Contract liabilities	153,113	383,406	294,656

Contract assets

Amounts of contract assets represent the Group’s rights to considerations from customers for the provision of construction services, which arise when: (i) the Group completed the relevant services under such contracts; and (ii) the customers withhold certain amounts payable to the Group as retention money to secure the due performance of the contracts for a period of generally 12 months (defect liability period) after completion of the relevant works. Any amount previously recognized as a contract asset is reclassified to trade receivables at the point at which it becomes unconditional and is invoiced to the customer.

The Group’s contract assets are analyzed as follows:

	April 30, 2025	October 31, 2025	October 31, 2025
	SGD	SGD	USD

Retention receivables	1,204,920	1,564,759	1,202,551
Others*	2,987,699	2,334,233	1,793,908
	4,192,619	3,898,992	2,996,459

* It represents the revenue not yet billed to the customers which the Group has completed the relevant services under such contracts but yet certified by representatives appointed by the customers.

The Group’s contract assets include retention receivables to be settled, based on the expiry of the defect liability period of the relevant contracts or in accordance with the terms specified in the relevant contracts, at the end of the reporting period. The balances are classified as current as they are expected to be received within the Group’s normal operating cycle.

The contract assets as of April 30, 2025 decreased as several electrical contracts progressed toward completion during the six months ended October 31, 2025. As of October 31, 2025, no significant contract assets were recorded for the newly secured electrical contracts, as electrical activities remained low during the early stage of these contracts.

The movement in allowance for expected credit losses of contract assets computed based on lifetime ECL was as follows:

	April 30, 2025	October 31, 2025	October 31, 2025
	SGD	SGD	USD
Contract assets
At beginning of financial year	3,303	18,117	13,923
Addition/(Reversal)	14,814	(18,117)	(13,923)
At end of financial year/period	18,117	-	-

Contract liabilities

The contract liabilities represent the Company’s obligation to transfer services to customers for which the Company has received consideration (or an amount of consideration is due) from the customers.

The increase in contract liabilities is primarily attributable to certain electrical projects. As of October 31, 2025, the Group received advances and progress billings from customers in excess of revenue recognised during the period.

F-25

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.	Contract assets/liabilities (Continued)

Contract liabilities (Continued)

Set out below is the amount of revenue recognized from:

	October 31, 2024	October 31, 2025	October 31, 2025
	SGD	SGD	USD

Amounts included in contract liabilities at the beginning of the year	581,767	153,113	117,671
Performance obligations satisfied in previous years	21,165	-	-

Transaction price allocated to remaining performance obligations

Management expects that the transaction price allocated to remaining unsatisfied (or partially unsatisfied) performance obligations as at April 30, 2025 and October 31, 2025 may be recognized as revenue in the next reporting periods as follows:

	April 30, 2026	April 30, 2027	April 30, 2028	April 30, 2029
	SGD	SGD	SGD	SGD
Unsatisfied and partially unsatisfied performance obligations as at:
October 31, 2025	23,311,451	20,920,879	9,245,976	-
April 30, 2025	18,810,005	15,951,564	15,562,861	6,730,809

10.	Cash and cash equivalents

	April 30, 2025	October 31, 2025	October 31, 2025
	SGD	SGD	USD

Cash at banks	759,891	2,099,709	1,613,671

11.	Share capital

	Number of shares	Par value	Authorized share capital
		USD	USD
Authorized share capital
Ordinary shares of USD0.000025 each	20,000,000,000	0.000025	500,000

	April 30, 2025		October 31, 2025		October 31, 2025
	Number of shares	SGD	Number of shares	SGD	USD
Issued and paid-up share capital
Ordinary shares	33,350,000	86,585	35,000,000	86,639	66,584

The Company has an initial authorized share capital of USD500,000 divided into 500,000,000 ordinary shares of par value US$0.001 per share. On May 27, 2025, for purposes of recapitalization in anticipation of the initial public offering, the Company amended its memorandum of association to effect a 1:40 forward share split and changed the authorized share capital to USD500,000 divided into 20,000,000,000 ordinary shares with a par value of USD0.000025 each.

As disclosed in Note 1, upon completion of the reorganization and subsequent recapitalization, and by principal of common control, as of April 30, 2024 and October 31, 2024, 33,350,000 ordinary shares are issued and outstanding.

The fully paid ordinary shares carry one vote per share and carry a right to dividends as and when declared by the Company.

On August 12, 2025, the Company completed its initial public offering. In this offering, the Company issued 1,650,000 ordinary shares at a price of USD4.00 per share. The Company received gross proceeds in the amount of US$6,600,000 before deducting the underwriting discounts and other related expenses of SGD1,779,843 (USD1,367,847).

F-26

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.	Reserves

Merger reserve

Merger reserve represents the difference between the consideration paid by the Company and the share capital of the subsidiaries acquired under common control.

As disclosed in Note 1, the Company entered into a reorganization agreement with Mr Lim to transfer all the 500,000 shares in BNL amounted to SGD500,000 and 500,000 shares in Herlin amounted to SGD500,000 to its subsidiary, Elec for a total consideration of USD1. As a result, the difference of SGD999,999 is recognized in merger reserve.

Foreign currency translation reserve

Foreign currency translation reserve represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.

Other reserve

Other reserve represents any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

Share premium

Share premium includes any premiums received on the issue of the Company’s Ordinary Shares. Any transaction costs associated with the issuing of shares are deducted from share premium, net of any related income tax benefits.

13.	Borrowings

	April 30, 2025	October 31, 2025	October 31, 2025
	SGD	SGD	USD
Borrowings:
Bank borrowings, secured	1,827,409	2,091,432	1,607,310
Lease liabilities	509,455	566,609	435,451
	2,336,864	2,658,041	2,042,761

Current	500,982	923,082	709,408
Non-current	1,835,882	1,734,959	1,333,353
	2,336,864	2,658,041	2,042,761

Bank borrowings comprised of the following:

Type	Principal amount	Maturities	Interest rate	Current	Non-current	Total	Total
April 30, 2025				SGD	SGD	SGD	USD

Working capital loan	SGD1,000,000	May 2025	2.25% per annum	16,866	-	16,866	12,920
Working capital loan	SGD400,000	October 2028	7.75% per annum	76,594	225,977	302,571	231,785
Insurance premium loan	USD169,000	October 2033	1.5% above USD COF 3 months	18,547	182,392	200,939	153,930
Insurance Premium loan	USD111,999	December 2028	0.8% per annum above the bank’s prevailing USD Cost of Funds as determined by the bank	-	146,461	146,461	112,196
Working capital loan	SGD600,000	May 2025	2.25% per annum	10,117	-	10,117	7,750
Working capital loan	SGD1,000,000	January 2030	7.75% per annum	174,618	791,822	966,440	740,340
Invoice financing	SGD181,568	June 2025	7.00% per annum	184,015	-	184,015	140,964
				480,757	1,346,652	1,827,409	1,399,885

F-27

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13.	Borrowings (Continued)

Type	Principal amount	Maturities	Interest rate	Current	Non-current	Total	Total
October 31, 2025				SGD	SGD	SGD	USD

Working capital loan	SGD400,000	October 2028	7.75% per annum	79,636	185,459	265,095	203,731
Insurance premium loan	USD169,000	October 2033	1.5% above USD COF 3 months	18,652	172,060	190,712	146,566
Insurance Premium loan	USD111,999	December 2028	0.8% per annum above the bank’s prevailing USD Cost of Funds as determined by the bank	-	145,610	145,610	111,904
Working capital loan	SGD1,000,000	January 2030	7.75% per annum	181,552	699,536	881,088	677,135
Invoice financing	SGD431,514	November 2025	7.00% per annum	434,496	-	434,496	333,920
Invoice financing	SGD173,964	February 2026	7.00% per annum	174,431	-	174,431	134,054
				888,767	1,202,665	2,091,432	1,607,310

For the year/period ended April 30, 2025 and October 31, 2025, the effective interest rate of the Group’s bank borrowings ranged from 2.25% to 7.75% and 5.27% to 7.75%, respectively.

At the end of the financial period, the Group’s bank borrowings are secured by:

(i) legal assignment of life insurance policies executed by the Group in respect of the name of the director

(Note 5); and

(ii) guarantees and indemnity for all monies by a director of the Group.

Lease liabilities

Group as a lessee

The Group has lease contracts related to leasehold property loan and vehicles financing under hire purchase arrangements with banks, arranged at floating and fixed interest rates. The interest rate implicit in the leases ranged from 2.75% to 3.68% (April 30, 2025: 3.38%) per annum.

(a)	Carrying amounts of right-of-use assets presented within property, plant and equipment:

	Leasehold property	Motor vehicles	Total	Total
	SGD	SGD	SGD	USD

At May 1, 2024	589,002	27,771	616,773	474,003
Depreciation	(19,854)	(10,237)	(30,091)	(23,125)
Disposal	-	(1,369)	(1,369)	(1,052)
At April 30, 2025	569,148	16,165	585,313	449,826
Addition	-	75,000	75,000	57,639
Depreciation	(9,927)	(7,846)	(17,773)	(13,659)
At October 31, 2025	559,221	83,319	642,540	493,806

F-28

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13.	Borrowings (Continued)

Lease liabilities (Continued)

(b)	Lease liabilities

The carrying amounts of lease liabilities as of April 30, 2025 and October 31, 2025 are SGD509,455 and SGD566,609 respectively. The movements during the six months ended October 31, 2024 and 2025 are disclosed in unaudited interim condensed consolidated statements of cash flows.

At the end of the financial period, the Group’s leasehold property loan is secured by mortgage over the Group’s leasehold property (Note 4).

Details of the lease liabilities are as follows:

Type	Principal amount	Maturities	Interest rate	Current	Non-current	Total	Total
				SGD	SGD	SGD	USD
April 30, 2025

Property loan	SGD612,000	August 2044	At the bank’s prevailing CPL Board Rate with monthly rests	20,225	489,230	509,455	390,267

Type	Principal amount	Maturities	Interest rate	Current	Non-current	Total	Total
				SGD	SGD	SGD	USD
October 31, 2025

Property loan	SGD612,000	August 2044	At the bank’s prevailing CPL Board Rate with monthly rests	20,342	479,045	499,387	383,789
Vehicle financing	SGD70,538	February 2030	3.68% per annum	13,973	53,249	67,222	51,662
				34,315	532,294	566,609	435,451

(c)	Amounts relating to leases recognized in profit or loss

	October 31, 2024	October 31, 2025	October 31, 2025
	SGD	SGD	USD

Expense relating to short-term leases	85,860	185,060	142,223
Depreciation of leasehold property and motor vehicles	16,404	17,773	13,659
Interest expense on lease liabilities	5,637	8,217	6,315
	107,901	211,050	162,197

(d)	Total cash outflows

For the six months ended October 31, 2024 and 2025, the Group had total cash outflows for leases of SGD101,991 and SGD206,661 respectively.

F-29

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	Deferred tax liabilities

Movements in deferred tax liabilities during the financial year/period were as follows:

	At May 1, 2024	Recognized in profit or loss	At May 1, 2025/ April 30, 2025	Recognized in profit or loss	At October 31, 2025	At October 31, 2025
	SGD	SGD	SGD	SGD	SGD	USD
Deferred tax liabilities
Excess of net book value of property, plant and equipment over tax values	79,348	(11,124)	68,224	-	68,224	52,432

15.	Trade and other payables

	April 30, 2025	October 31, 2025	October 31, 2025
	SGD	SGD	USD
Trade payables:
- third parties	2,466,430	2,016,942	1,550,064

Other payables:
Amount due to a director	528,012	186,733	143,508
GST payables, net	81,365	196,703	151,170
Accrued expenses	1,653,569	1,275,022	979,882
Dividend payable	600,000	-	-
	2,862,946	1,658,458	1,275,560

Total trade and other payables	5,329,376	3,675,400	2,824,624

Trade payables are non-interest bearing and are normally settled within 45 days (April 30, 2025: 45 days).

The amount due to a director is non-trade in nature, unsecured, non-interest bearing and repayable on demand.

Accrued expenses mainly consist of accrued professional fees and subcontractors’ costs.

F-30

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.	Revenue

	Six months ended October 31,
	2024	2025	2025
	SGD	SGD	USD
Disaggregation of revenue
- Electrical works and installation services	5,544,368	6,279,277	4,825,758
- Ad-hoc services	1,735,471	672,713	516,995
	7,279,839	6,951,990	5,342,753

Timing of transfer of goods and services

- Over time	5,544,368	6,279,277	4,825,758
- Point in time	1,735,471	672,713	516,995
	7,279,839	6,951,990	5,342,753

17.	Impairment loss on financial assets

	Six months ended October 31,
	2024	2025	2025
	SGD	SGD	USD
Allowance for/(Reversal of) expected credit losses for
- Trade receivables (Note 7)	4,608	(49,855)	(38,315)
- Other receivables (Note 7)	1,200	-	-
- Contract assets (Note 9)	(721)	(18,117)	(13,923)
	5,087	(67,972)	(52,238)

18.	Finance costs

	Six months ended October 31,
	2024	2025	2025
	SGD	SGD	USD

Interest expense on bank borrowings	29,171	69,764	53,615
Interest on lease liabilities	5,637	8,217	6,315
	34,808	77,981	59,930

19.	Other income

	Six months ended October 31,
	2024	2025	2025
	SGD	SGD	USD

Government grants	2,126	16,972	13,043
Fair value changes on financial assets at fair value through profit or loss	7,681	5,249	4,034
Foreign exchange gain	-	1,925	1,479
Interest income	-	31,204	23,980
Rental income	-	1,000	769
Sundry income	12,874	612	471
	22,681	56,962	43,776

F-31

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20.	Cost of sales and administrative expenses

	Six months ended October 31,
	2024	2025	2025
	SGD	SGD	USD
Cost of sales include the following:
Subcontractors’ charges	3,474,070	3,698,800	2,842,607
Employee benefits expense
- Salaries and related costs	756,372	1,226,937	942,927

Administrative expenses include the following:
Employee benefits expense
- Salaries and related costs	449,588	574,720	345,518
- Defined contribution plan	59,374	46,986	45,630
- Staff welfare	26,311	85,101	20,221
	535,273	706,807	411,369

21.	Income tax expense

Caymans Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law.

Singapore

BNL Engineering Private Limited and Herlin Pte. Ltd. are subject to Singapore corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The standard corporate income tax rate in Singapore is 17%.

The major components of income tax expense recognized in profit or loss for the six months ended October 31, 2024 and 2025 were:

	Six months ended October 31,
	2024	2025	2025
	SGD	SGD	USD
Current income tax
Current period’s provision	-	45,992	35,345
Under provision in prior financial year	-	235,673	181,120
	-	281,665	216,465
Deferred income tax
Origination and reversal of temporary differences	1,404	-	-
	1,404	281,665	216,465

Relationship between tax expense and accounting profits

A reconciliation between tax expense and the product of accounting profits multiplied by Singapore corporate income tax rate for the six months ended October 31, 2024 and 2025 were as follows:

	Six months ended October 31,
	2024	2025	2025
	SGD	SGD	USD

Profit (Loss) before income tax	198,152	(1,228,068)	(943,797)

Tax calculated at tax rate of 17% (October 31, 2024: 17%)	33,686	(208,772)	(160,446)
Effects of:
Income not subject to tax	(2,603)	(2,668)	(2,050)
Expenses not deductible for tax purposes	8,877	171,453	131,765
Tax concessions and deductions	-	(17,425)	(13,392)
Deferred tax not recognized	(38,556)	103,404	79,468
Under provision in prior financial year	-	235,673	181,120
	1,404	281,665	216,465

F-32

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21.	Income tax expense (Continued)

Unrecognized deferred tax assets

The movement in unrecognized deferred tax assets is shown below:

	Capital allowances	Tax losses	Donations	Total
	SGD	SGD	SGD	SGD

At May 1, 2024	138,214	1,955,561	37,488	2,131,263
Addition	22,367	(397,889)	5,500	(370,022)
At April 30, 2025	160,581	1,557,672	42,988	1,761,241
Addition	-	597,806	10,450	608,256
At October 31, 2025	160,581	2,155,478	53,438	2,369,497

	April 30, 2025	October 31, 2025	October 31, 2025
	SGD	SGD	USD

Deferred tax assets not recognized	299,411	402,815	309,572

Deferred tax assets have not been recognized in respect of the capital allowances, unutilized tax losses and donations because it is not probable that future taxable profit will be available against which the Group can utilized the benefits due to unpredictability of future profit streams. There is no expiry date for the capital allowance and unutilized tax losses.

During the financial year/period ended April 30, 2025 and October 31, 2025, the subsidiaries are eligible to utilize the tax losses as the subsidiaries satisfied the shareholding test under the Singapore Income Tax Act 1947.

After the financial period ended October 31, 2025, as there is substantial changes in the shareholders of the subsidiaries as a result of reorganization, the subsidiaries are subject to approval of waiver of substantial change in the shareholding test under the Singapore Income Tax Act 1947 to continue utilizing the capital allowances, tax losses, and donations in future years.

22.	Significant related party transactions and balances

In addition to the related party information disclosed elsewhere in the financial statements, the following were significant related party transactions at rates and terms agreed between the Group and the related parties during the period:

Transaction with related parties

	Six months ended October 31,
	2024	2025	2025
	SGD	SGD	USD
Director
Advance from/(Payment on behalf)	53,403	(211,274)	(162,369)
Repayment to	56,191	552,553	424,649

Subsidiary (between BNL and Herlin)
Revenue from electrical works and installation services	101,168	429,258	329,894
Subcontractors’ costs	(101,168)	(250,769)	(192,721)
Rental charged	6,000	6,000	4,611

F-33

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22.	Significant related party transactions and balances (Continued)

Balances with related parties

	April 30, 2025	October 31, 2025	October 31, 2025
	SGD	SGD	USD
Non-trade receivables
Shareholders(1)	81,796	81,533	62,660

Non-trade payables
Director(2)	528,012	186,733	143,508
Dividends payable(2)	600,000	-	-

(1) Other receivable from shareholders is non-trade in nature, unsecured, non-interest bearing and repayable on demand.

(2) The amount due to a director is non-trade in nature, unsecured, non-interest bearing and repayable on demand.

Compensation of key management personnel

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any directors (whether executive or otherwise) of the Group.

	Six months ended October 31,
	2024	2025	2025
	SGD	SGD	USD

Salaries and related costs	27,000	242,051	188,033
Defined contribution plan	4,590	21,658	16,825
	31,590	263,709	204,858

23.	Segment reporting

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the CEO (“Chief Executive Officer”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group operates in a single business segment which is the provision of electrical installation and licensing services for greenfield, brownfield and ad hoc electrical installation projects. No operating segments have been aggregated to form the following reportable operating segment.

The Group’s non-current assets are based in Singapore.

The Group’s revenue is derived from Singapore.

Information about major customers

The following table sets forth a summary of single customers who represent 10% or more of the Group’s revenue:

	April 30, 2025	October 31, 2025	October 31, 2025
	SGD	SGD	USD

Customer A	2,302,648	1,705,923	1,311,038
Customer B	4,697,422	1,365,310	1,049,270
Customer C	-	1,248,972	959,862
Customer D	-	768,013	590,234
Customer E	2,676,037	-	-
	9,676,107	5,088,218	3,910,404

F-34

MAGNITUDE INTERNATIONAL LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

24.	Capital management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and net current asset position in order to support its business and maximize shareholder value. The capital structure of the Group comprises issued share capital, reserves and retained earnings.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made to the objectives, policies or processes during the year/period ended April 30, 2025 and October 31, 2025.

25.	Commitments and contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such a claim, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable.

In the opinion of management, there were no pending or threatened claim and litigation as of April 30, 2025 and October 31, 2025, and through the issuance date of these unaudited interim condensed consolidated financial statements.

26.	Dividend paid

During the six months ended October 31, 2024, subsidiary Herlin Pte. Ltd. declared an interim exempt (one-tier) dividend of SGD0.40 and SGD0.60 per share amounting to a total of SGD200,000 and SGD300,000 respectively for the financial year ending April 30, 2025.

During the six months ended October 31, 2025, no dividend declared.

27.	Events after reporting period

The Group evaluated all events and transactions that from October 31, 2025 up through April 30, 2026 which is the date that these unaudited interim condensed consolidated financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these unaudited interim condensed consolidated financial statements except below:

On December 4, 2025, the Securities and Exchange Commission announced the temporary suspension, pursuant to Section 12(k) of the Securities Exchange Act of 1934, of trading in the securities of the Company at 4:00 AM ET on December 5, 2025, and terminating at 11:59 PM ET on December 18, 2025, which order is available at https://www.sec.gov/enforcement-litigation/trading-suspensions. The Company has no knowledge of and is not connected to any alleged price manipulation activity as described in the order. The Company will fully cooperate with both the SEC and Nasdaq to resolve this matter accordingly.

F-35